Exhibit 99.1

MICT Reports Financial Results for the First Quarter Ended March 31, 2020

●	Conference call scheduled for today, June 16, 2020 at 9:00 a.m. EDT
●	Executed an amended and restated merger agreement with Global Fintech Holdings (GFH) with up to $15 million in funding to create global platform for fintech and telematics businesses
●	GFH has made significant progress in achieving its business goals since announcement of the signed merger agreement with MICT 8 weeks ago
●	MICT increasing its stake in mobile computing and telematics business

Montvale, NJ – June 16, 2020 - MICT, Inc. (Nasdaq: MICT), today announced financial results for the three months ended March 31, 2020, as well as merger and acquisition developments subsequent to the end of the first quarter.

“As at March 31, 2020, MICT held an ownership interest in Micronet Limited of 30.48% of its issued and outstanding shares, the results of Micronet Limited are therefore not included within MICT’s consolidated financial statements. The first quarter revenues and underlying mobile computing and telematics business of Micronet Limited were negatively impacted by the COVID-19 pandemic as all sales contracts were either deferred or cancelled. Micronet Limited is also seeing the impact continuing into the second quarter. These results notwithstanding, we believe in Micronet’s world class product portfolio and the business’ potential for growth in the second half of 2020, driven by its new video telematics devices and recent U.S. Federal Communications Commission authorizations. We have therefore significantly increased our stake in this business, with the aim of capitalizing from this investment when the telematics market is expected to come back online in the second half of 2020.

“Post quarter end, MICT signed an amended and restated agreement and plan for merger with Global Fintech Holdings, Ltd., or GFH, to move into its long-term aim of participating in the global fintech marketplace. GFH continues to make significant strides in its key core objectives, and we look forward to informing the market in the coming weeks not only on the major developments at GFH since the announcement on April 15, but also on outlining the synergistic benefits of our new strategy based on both existing and new products and platforms in high growth technology sectors.

“As a result of the above, we look forward to the second half of the year with confidence. We believe that shareholders will realize the benefits of the MICT Group’s intended new strategy and approach, expanding from our foundation in the mobile computing and telematics business to encompass a global product platform that includes new geographic markets in Asia and new products in the fintech space,” Mercer concluded.

On April 15, 2020, MICT (i) signed an amended and restated agreement and plan for merger with Global Fintech Holdings, Ltd., or GFH, pursuant to which, in connection with the transactions contemplated thereby, MICT shall diversify into the global fintech industry, and (ii) approved a private placement of convertible notes of up to $15 million, which shall be convertible into shares of MICT common stock at a conversion price of $1.10 per share, consisting of $11 million of committed funding, with the ability to raise an additional $4 million on the same terms.

MICT’s financial results for the three months ended March 31, 2019 reflect Micronet, Ltd. revenues for the months of January 2019 and February 2019 only. On February 24, 2019, Micronet closed a public equity offering on the Tel Aviv Stock Exchange which resulted in a dilution of MICT’s ownership interest in Micronet to below 50%. Thus, based on U.S. generally accepted accounting practices (GAAP), MICT no longer includes Micronet’s financial results in its consolidated financial statements effective as of March 1, 2019.

On June 11, 2020, the Micronet shareholders have accepted a tender offer made by MICT, which, upon MICT’s purchase of Micronet shares, will initially increase MICT’s ownership to 45.53%. In addition, MICT informed Micronet that, assuming the acceptance of the tender offer, it plans to participate in a public offering of Micronet’s ordinary shares, pursuant to which we plan to purchase 50% of Micronet’s ordinary shares offered in such public offering, up to an amount of $900,000 in the aggregate.

Q1 2020 Review

●	Total revenue in first quarter of 2020 was $0, compared to $477,000 in the first quarter of 2019.

●	Gross loss for MICT was $0 in the first quarter of 2020, compared to $369,000 in the first quarter of 2019.

●	Research and development (R&D) expense for MICT in the first quarter of 2020 was $0 compared to $261,000 in the first quarter of 2019.

●	Selling, general and administrative (SG&A) expense for MICT was $770,000 in the first quarter of 2020, as compared to $1.18 million in the first quarter of 2019.

●	Net loss attributable to MICT was $1,635,000 in the first quarter of 2020, as compared to $910,000 in the first quarter of 2019. The increase in net loss is primarily a result of share in investee losses of $640,000. On a per share basis, MICT reported a net loss of $0.15 per basic and diluted share from continued operations for the first quarter of 2020, as compared to a net loss of $0.09 per basic and diluted share from continued operations in the first quarter of 2019.

●	As of March 31, 2020, MICT had $2.88 million in cash and equivalents, and no debt.

Conference Call

The Company invites all those interested in participating in the call today, June16, 2020 at 9:00 a.m. EDT, to dial 1-888 -298 5973. Callers from outside of the U.S. may access the call by dialing: From Europe (including London) dial in +448 0818 90708 From Israel +972 79-939 8931. user pin: 4444

Please dial in a few minutes before 9:00 a.m. EDT. Participants may also access a live webcast of the conference call through the Investor Relations section of MICT’s website at: http://mixlr.com/servicesmict/

A telephone replay of the call will be available for two weeks at: 1-888 -298 5973. Callers from outside of the U.S- may access the call by dialing: From Europe (including London) dial in +448 0818 90708 From Israel +972 79-939 8931. user pin: 3333

A slide presentation accompanying management’s remarks can be accessed at www.mict-inc.com.

No Offer or Solicitation

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, no securities shall be sold in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

Important Additional Information Will be Filed with the SEC

MICT URGES INVESTORS AND STOCKHOLDERS TO READ ANY MATERIALS RELATED TO THE MERGER WITH GFH CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MICT, GFH, AND OTHER PARTIES. Investors and stockholders may obtain free copies of these materials with the SEC through the website maintained by the SEC at www.sec.gov.

About MICT, Inc.

MICT, Inc. (MICT) operates through Micronet Ltd. (“Micronet”), a former subsidiary, in which the Company previously held a majority ownership interest that has since been diluted to a minority ownership interest. Micronet operates in the growing commercial Mobile Resource Management (MRM) market, mainly in the United States. Micronet designs, develops, manufactures and sells rugged mobile computing devices that provide fleet operators and field workforces with computing solutions in challenging work environments.

Forward-looking Statements

This press release contains express or implied forward-looking statements within the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws.  These forward-looking statements include, but are not limited to, those statements regarding the proposed timing for the closing of the transaction with GFH, the belief that the merger with GFH will create synergies and advantages for both companies, the belief that Micronet’s deferred shipments of some previously placed orders and decisions on potential new orders may crystallize by the end of the second quarter, the belief that Micronet’s world class product portfolio and the business’ potential for growth in the second half of 2020, the belief that its investments today will result in revenues in the balance of this calendar year, that GFH continues to make significant strides in its key core objectives, MICT’s intention to informing the market in the coming weeks not only on the major developments at GFH since the announcement on April 15, but also on outlining the synergistic benefits of its new strategy based on leading products throughout the group from telematics to fintech, its belief that it is looking forward to the second half of the year with considerable confidence, its belief that shareholders will realize the benefits of the MICT Group’s intended new strategy and approach, expanding from its foundation in the telematics business to encompass a global product platform that includes new geographic markets in Asia and new products in the fintech space, MICT’s intention to participate in a public offering of Micronet’s ordinary shares in an amount of up to $900,000 with the intention of regaining majority control over Micronet, and the belief that a majority stake in Micronet will leverage its global platform to grow the telematics business as well as fintech. Such forward-looking statements and their implications involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the “Risk Factors” section and elsewhere in the Company’s annual report on Form 10-K for the year ended December 31, 2019 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, the Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Contact information:

Tel: (201) 225-0190

info@mict-inc.com

MICT, INC. AND SUBSIDIARY

CONDENSED CONSOLIDATED BALANCE SHEETS

(USD In Thousands, Except Share and Par Value Data)

	March 31, 2020	December 31, 2019
ASSETS
Current assets:
Cash and cash equivalents	$2,826	$3,154
Restricted cash	45	45
Trade accounts receivable, net	-	-
Short-term loan to related party Micronet Ltd., net	-	281
Inventories	-	-
Other current assets	1,132	937
Total current assets	4,003	4,417

Property and equipment, net	26	29
Long-term loan to related party Micronet Ltd., net	134	-
Restricted cash escrow	477	477
Micronet Ltd. equity method investment	354	994
Total long-term assets	991	1,500

Total assets	$4,994	$5,917

MICT, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(USD In Thousands, Except Share and Par Value Data)

	March 31, 2020	December 31, 2019
LIABILITIES AND EQUITY

Short term bank credit and current portion of long term bank loans	$-	$-
Short term credit from others and current portion of long term loans from others	-	-
Trade accounts payable	-	-
Other current liabilities	540	290
Total current liabilities	540	290

Long term loans from others	-	1,856
Long term escrow	477	477
Accrued severance pay	50	50
Total long term liabilities	527	2,383

Stockholders’ Equity:
Series A Convertible Preferred stock; $0.001 par value, 3,181,818 and 2,386,363 shares authorized, issued and outstanding as of March 31, 2020 and December 31, 2019, respectively	3	2
Series B Convertible Preferred stock; $0.001 par value, 1,818,182 and 0 shares authorized, issued and outstanding as of March 31, 2020 and December 31, 2019, respectively	2	0
Common stock; $0.001 par value, 25,000,000 shares authorized, 11,089,532 shares issued and outstanding as of March 31, 2020 and December 31, 2019, respectively	11	11
Additional paid in capital	14,169	14,107
Additional paid in capital – convertible preferred stock series A	6,437	6,028
Additional paid in capital – convertible preferred stock series B	1,914
Accumulated other comprehensive (loss)	-	70
Accumulated loss	(18,609)	(16,974)
MICT, Inc. stockholders’ equity	3,927	3,244

Non-controlling interests	-	-

Total equity	3,927	3,244

Total liabilities and equity	$4,994	$5,917

MICT, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(USD In Thousands, Except Share and Earnings Per Share Data)

(Unaudited)

	Three months ended March 31,
	2020	2019

Revenues	$-	$477
Cost of revenues	-	846
Gross profit	-	(369)
Operating expenses:
Research and development	-	261
Selling and marketing	-	198
General and administrative	770	990
Amortization of intangible assets	-	20
Total operating expenses	770	1,469

Loss from operations	(770)	(1,838)
Share in investee losses	(640)	-
Net profit from loss of control	-	299
Financial (expenses) income, net	(224)	76
Loss before provision for income taxes	(1,634)	(1,463)
Taxes on income (benefit)	1	3

Net loss from continued operation	(1,635)	(1,466)
Net profit (loss) from discontinued operation	-	-
Total net loss	(1,635)	(1,466)
Net loss attributable to non-controlling interests	-	(556)
Net loss attributable to MICT, Inc.	(1,635)	(910)

Basic and diluted loss per share from continued operation	(0.15)	(0.09)
Basic and diluted loss per share from discontinued operation	$-	$-

Weighted average common shares outstanding:
Basic	11,089,532	9,707,831